UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

July 2016 Up 9.6% Year over Year

Mexico City, August 3, 2015 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for July 2016 increased by 9.6% when compared to July 2015.

This announcement reflects comparisons between July 1 through July 31, 2016 and 2015. Transit and general aviation passengers are excluded.

Domestic
Airport	July 2015	July 2016	% Change
Cancún	714,113	781,549	9.4%
Cozumel	10,185	15,289	50.1%
Huatulco	53,806	64,307	19.5%
Mérida	148,083	171,233	15.6%
Minatitlán	21,946	19,627	(10.6)%
Oaxaca	61,676	65,917	6.9%
Tapachula	24,239	26,076	7.6%
Veracruz	113,149	124,383	9.9%
Villahermosa	115,374	109,859	(4.8)%
Total Domestic	1,262,571	1,378,240	9.2%

International
Airport	July 2015	July 2016	% Change
Cancún	1,222,180	1,355,924	10.9%
Cozumel	48,546	40,941	(15.7)%
Huatulco	1,653	1,982	19.9%
Mérida	12,429	18,734	50.7%
Minatitlán	1,131	2,350	107.8%
Oaxaca	7,176	5,381	(25.0)%
Tapachula	1,152	1,121	(2.7)%
Veracruz	9,284	7,982	(14.0)%
Villahermosa	5,199	4,655	(10.5)%
Total International	1,308,750	1,439,070	10.0%

Asur Page 1 of 2

Total
Airport	July 2015	July 2016	% Change
Cancún	1,936,293	2,137,473	10.4%
Cozumel	58,731	56,230	(4.3)%
Huatulco	55,459	66,289	19.5%
Mérida	160,512	189,967	18.4%
Minatitlán	23,077	21,977	(4.8)%
Oaxaca	68,852	71,298	3.6%
Tapachula	25,391	27,197	7.1%
Veracruz	122,433	132,365	8.1%
Villahermosa	120,573	114,514	(5.0)%
ASUR Total	2,571,321	2,817,310	9.6%

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

Asur Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: August 3, 2016